

April 7, 2014

Via E-mail
Axel Merk
President and Chief Investment Officer
Merk Gold Trust
c/o Merk Investments LLC
960 San Antonio Road, Suite 201
Palo Alto, California 94303

    Re: **Merk Gold Trust**
            Amendment No. 3 to Registration Statement on Form S-1
            Filed March 20, 2014
            File No. 333-180868

Dear Mr. Merk:

We have reviewed Amendment No. 3 to your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   In future filings, please file on EDGAR a marked copy of the amendment showing changes effected in the registration statement by the amendment. See Rule 472 of Regulation C and Rule 310 of Regulation S-T, of the Securities Act of 1933.

2.   We note your response to comment 1 of our letter dated January 6, 2014. We will continue to monitor for your response to this comment.

The Sponsor, page 59

3.   We note your response to comment 2 of our letter dated January 6, 2014 and we reissue in part our prior comment. We note your response that the Trust does not have individuals who would perform typical policy-making functions. We note your disclosure in the prospectus on pages 59-60 that the Sponsor has the authority to:

*   remove the Trustee and appoint a successor Trustee;
*   direct the Trustee to appoint any new or additional Custodian that the Sponsor selects;
*   develop a marketing plan for the Trust on an ongoing basis;
*   prepare marketing materials regarding the shares;
*   engage in over-the-counter transactions with a precious metals dealer to exchange the Trust's gold into gold of different specifications as requested by a Delivery Applicant in a Delivery Application;
*   provide instructions for assaying gold, and other instructions relating to custody of the Trust's gold, as necessary;
*   request the Trustee to order Custodian audits; and
*   suspend the delivery or registration of transfers of shares, or refuse a particular deposit or transfer at any time, if the Sponsor considers it advisable or necessary for any reason.

Please identify those persons that perform policy making functions for the Trust and provide the disclosure required by Item 401 of Regulation S-K. See Rule 405 of Regulation C.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Shoshannah D. Katz, Esq. (*via e-mail*)